Exhibit 99.102

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Issuer:

mCloud Technologies Corp. (the "Company")
550-510 Burrard Street

Vancouver, British Columbia V6C 3A8
Canada

2.	Date of Material Change:

July 6, 2020.

3.	News Release:

The news release was issued and disseminated on July 6, 2020 and subsequently filed on SEDAR.

4.	Summary of Material Change:

The Company closed an underwritten public offering of 3,150,686 units of the Company (the "Units"), which includes the exercise of the Underwriters' Over-Allotment Option (as defined herein), at a price of $3.65 per Unit for aggregate gross proceeds of $11,500,003 (the "Offering"). The Offering was completed by way of a prospectus supplement to the Company's short form base shelf prospectus dated April 28, 2020 for Nunavut and amended and restated short form base shelf prospectus dated April 28, 2020.

5.	5.1 – Full Description of Material Change:

In accordance with the terms and conditions of the Offering, each Unit is comprised of one common share of the Company (each, a "Common Share") and one-half of one common share purchase warrant of the Company (each whole common share purchase warrant, a "Warrant"). Each Warrant is exercisable to acquire one common share of the Company (each, a "Warrant Share") until July 6, 2022 at an exercise price of $4.75 per Warrant Share, subject to adjustment in certain events.

The Offering was co-led by Raymond James Ltd. and Eight Capital, with a syndicate of underwriters that included Gravitas Securities Inc. and Paradigm Capital Inc. (collectively, the "Underwriters"). In accordance with the terms and conditions of an underwriting agreement dated June 26, 2020 between the Company and the Underwriters, the Underwriters exercised in full an option granted by the Company to purchase up to an additional 410,959 Units under the Offering (the "Underwriters' Over-Allotment Option").

The net proceeds of the Offering will be used, in part, to satisfy payment of the aggregate cash consideration of AUD$5,000,000 payable by the Company upon the closing of its proposed acquisition of kanepi Group Pty Ltd, previously announced on June 25, 2020, with the remaining net proceeds to be used for working capital and general corporate purposes.

The TSX Venture Exchange (the "TSXV") has approved the listing of the Common Shares and Warrants on the TSXV. The Warrants will commence trading on the TSXV on July 9, 2020 under the symbol MCLD.WS.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

No significant facts remain confidential in, and no information has been omitted from, this report.

8.	Executive Officer:

For further information, please contact Russel McMeekin, Chief Executive Officer, at (415) 378- 6001.

9.	Date of Report:

July 8, 2020.